Exhibit 99.3

ASM International N.V. announces availability of AGM materials

ALMERE, The Netherlands, – April 28, 2010 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announced that the agenda as well as the US market proxy materials for the Annual General Meeting of Shareholders (AGM) scheduled for May 20, 2010, are now available on the Company’s website, www.asm.com.

The AGM is scheduled to commence at 13:00. CET at the Hotel Okura, Ferdinand Bolstraat 333 in Amsterdam, the Netherlands. The agenda for the AGM contains the proposed appointments of Peter van Bommel as CFO and member of the Management Board and of Martin van Pernis to the Supervisory Board as well as the re-appointment of Chuck del Prado as CEO and Chairman of the Management Board and Heinrich Kreutzer as member of the Supervisory Board. Han Westendorp has elected not to stand for re-appointment to the Management Board but will continue to work for the Company as Vice President Corporate Marketing Front End reporting directly to the CEO.

The AGM agenda also contains a proposed motion that addresses the discussion on the structure of the Company and a proposal to amend the Company’s articles of association to bring these fully in line with the Dutch Corporate Governance Code as announced in May 2008.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900

Media Contact:

Ian Bickerton

+31 20 6855 955

+31 625 018 512